June 11, 2025

Lulu Xing
Chief Executive Officer
Xpand Boom Technology Inc.
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

Bin Xiong
Chief Executive Officer
HZJL Cayman Ltd
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

       Re: Xpand Boom Technology Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted May 19, 2025
           CIK No. 0002060614
Dear Lulu Xing and Bin Xiong:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2025 letter.
 June 11, 2025
Page 2

Amendment No. 1 to Draft Registration Statement on Form F-4
Cover Page

1. We note your response to prior comment 1, including that PubCo will be a "controlled company" within the meaning of the corporate governance standards of the Nasdaq listing rules immediately after the consummation of the Business Combination. Please further revise your disclosure here and in your risk factor on page 179 beginning
       "Because PubCo will be a "controlled company"..." to state whether you plan to elect to rely on any of the corporate governance exemptions that will be available to you under Nasdaq rules.
2. We note your response to prior comment 3 and reissue. Please further revise your
       Equity Capitalization Summary, and any other tabular representation regarding redemption scenarios throughout your proxy statement/prospectus, including the
       Dilution table on page 20, to disclose redemption scenarios at quartile intervals. In this regard, we note that you provide four redemption scenarios, but have excluded the
       25% quartile in the presentations. Please revise accordingly.
Questions and Answers About this Business Combination...
Q: After redemptions, how may shares will be outstanding?, page 10

3. We note your response to prior comment 14, including the addition of a table listing the "Others." Please further revise your disclosure to make clear the name of the
       "financial advisory" listed in the first line under "Others" here. In this regard, we note that elsewhere you describe how Chain Stone Capital Limited ("CTM") was engaged by HZJL as a financial consultant via a financial advisory engagement agreement and that CTM is entitled to receive $600,000 in cash and 1,750,000 PubCo Class A
       Ordinary Shares upon completion of the Business Combination as compensation for its services.
Summary of the Proxy Statement/Prospectus
Dilution, page 20

4. We read your response to prior comment 19. Please revise your SPAC dilution disclosures to start with the SPAC's net tangible book value as of the most recent
       SPAC balance sheet date (i.e., March 31, 2025).
5. We read the changes you made in response to prior comment 20. The pro forma market value amount reflected appears to be neither a pro forma amount nor a market value amount. Please revise to the title to more accurately reflect what the amount represents.
Comparative Per Share Information, page 40

6. Please present pro forma book value (deficit) per share information as of the most recent pro forma balance sheet date only (i.e., December 31, 2024). Also, revise the pro forma net (loss) income and basic and diluted net income (loss) per share information for the year ended June 30, 2024, so that it agrees to your pro forma
 June 11, 2025
Page 3

       financial information on page 184. Also, present pro forma net (loss) income and basic and diluted net income (loss) per share information for the six months ended
       December 31, 2024.
Capitalization, page 86

7. We read your response to comment 25. Similar to your pro forma balance sheet on page 181, please include a separate line item for each equity security and disclose the number of shares authorized, issued and outstanding for each equity security on a historical basis and under each redemption scenario.
8. We read your response to prior comment 26. Your total capitalization and indebtedness should comprise only the sum of your total shareholders equity (deficit) and your indebtedness. Please revise the total capitalization and
       indebtedness line item so that it sums correctly. Also, remove the other unrelated line items that you have presented, which do not relate to your total capitalization and indebtedness (e.g., prepaid expense, accrued liabilities, etc.). Refer to Item 3.B of
       Form 20-F.
Summary of HZJL Financial Analysis, page 126

9. We note your response to prior comment 33 and reissue in part. Please revise to disclose whether or not HZJL has affirmed to Rising Dragon that its projections reflect the view of the HZJL's management or board of directors about its future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. If the projections no longer reflect the views of HZJL's management or board of directors regarding the future performance of HZJL as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders, state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections. Refer to Item 1609(c) of
       Regulation S-K.
Proposal No. 2 - The Acquistion Merger Proposal
Rising Dragon Board of Director's Reasons for Approving the Business
Combination
Summary of HZJL Financial Analysis
HZJL Management Projections
1. Supply of Food Product Business, page 128

10. We read your response to prior comment 32. Please reconcile your disclosures regarding future anticipated food product increases with those on page 158, which state the decrease in food products through June 30, 2024, was because you intend to place more focus on development of branding services. In your response, tell us why you believe you have not experienced the synergistic growth you anticipated in food products considering branding services and online software services revenues increased significantly during the six months ended December 31, 2024. June 11, 2025
Page 4
Business of HZJL
Overview, page 140

11. We note your response to prior comment 35 and reissue in part. Specifically, we note that your response states that there is an agreement in place between Beijing Dianqier and Shanghai China Business News Media, effective from July 1, 2024 to December
       30, 2025, Beijing Dianqier will procure guests for    Founder   s Glory
  and pay
       Shanghai China Business News Media the relevant production fees in exchange for
       the advertising revenues generated from    Founder   s Glory.    Please
revise your
       disclosure accordingly to include a description and terms (e.g., duration) of this agreement. Additionally, please file this agreement as an exhibit or tell us why you do not believe it is necessary to be filed under Item 601(b) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
HZJL
Discussion of Certain Balance Sheet Items, page 162

12. Certain liabilities in the December 31, 2024 column are not consistent with those presented in the unaudited balance sheet on page F-60. Please revise for consistency.
Selected Historical Financial Information of Rising Dragon, page 175

13.    The middle columns in the Income Statement Data and Statement of Cash
Flow
       Data tables appear to represent the period from March 8, 2024 through March 31,
       2024 rather than three months then ended. Please revise.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 179

14. We read your response to prior comment 39. Please include the same number of redemption scenarios throughout your pro forma financial information, in your comparative per share information on page 40 and in your capitalization table on page
       86 that you do elsewhere throughout the filing.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 181

15. Please disclose your basis for not reflecting the payment of the deferred underwriting fees payable under any pro forma scenario. Also, disclose why the deferred underwriting fees payable are not reflected as a current liability under any pro forma scenario that they remain unpaid. In addition, disclose here and in the footnotes to
       Rising Dragon's historical financial statements:
           the terms of their payment under your agreement with the underwriter, and the ramifications of not meeting those payment terms upon consummation of the
           Business Combination.
Unaudited Pro Forma Combined Statement of Operations for the Year Ended June 30, 2024,
page 184

16. We read your response to prior comment 41. You continue to exclude the other income, net, net loss attributable to non-controlling interest and net income (loss)
 June 11, 2025
Page 5


       attributable to ordinary shareholders line items shown on page F-34 from column (B)
       HZJL on page 184. HZJL's net income in column (B) on page 184 also still differs from the amount shown on page F-34. Please revise or advise.
       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   David J. Levine
      Yu Wang